MEMORANDUM
TO:	Keith Gregory Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	August 1, 2017
SUBJECT:
Response to comments to the initial registration statement filed on Form N-14 on June 26, 2017 (the "Registration Statement" or the "Information Statement") relating to the reorganization of the JNL Alt 65 Fund into the Institutional Alt 50 Fund, each a series of the JNL Series Trust (the "Registrant")
File No.: 333-218961

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Registration Statement received via telephone on July 14, 2017, and July 17, 2017.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.	Please provide new powers of attorney, as the ones provided are older than six months.

RESPONSE: The Registrant has filed updated powers of attorney in response to this request.

2.	Please either update the effective date of the information statement to be in accordance with the requirements of Rule 488 or note the need to file a pre-effective amendment.

RESPONSE: The Registrant had changed the effective date of the information statement to August 15, 2017, which is in accordance with the requirements of Rule 488.

3.	Please be consistent in the order used in the column headings throughout the Information Statement when referring to the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

4.	Please undertake to file a tax opinion as part of Part C, and please confirm that a tax opinion will be filed.

RESPONSE: The Registrant confirms that a tax opinion will be filed within a couple weeks of effectiveness of the Reorganization.

5.
In the Facing page of the Information Statement, please consider whether you need to augment the language stating "had net premiums or contributions allocated to the investment divisions of their separate accounts" with contract value or account value language.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

6.
On page i of the Information Statement, under the "The Reorganization," please consider adding additional disclosure after the second paragraph relating to the 12b-1 plan, including the creation of any new share class after the Reorganization, in bullet point format. Please also include any other information relating to the 12b-1 plans, as appropriate.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

7.
On page i of the Information Statement, in the sentence, "Such shareholder would hold, immediately after the Closing Date, Acquiring Fund Shares having an aggregate value equal to the aggregate value of the Acquired Fund Shares that were held by the shareholder as of the Closing Date," please revise the term "aggregate value" to "aggregate net asset value."

RESPONSE: The Registrant has updated the disclosure.

8.
On page 1 of the Information Statement, after the sentence, "Similarly, each Contract Owner whose Contract values are invested indirectly in shares of the Acquired Fund would become indirectly invested in shares of the Acquiring Fund," please explain the concept of how the Acquired Fund would become "indirectly invested" in shares of the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

9.	In the second bullet point on page 1, please define the term "Underlying Funds" at its first use.

RESPONSE: The Registrant has updated the disclosure.

10.	In the second bullet point on page 1, please explain what is meant by "'alt' component of its portfolio."

RESPONSE: The Registrant has updated the disclosure to clarify that "alt" means "alternative." The Registrant has determined that no other enhancements are needed to the disclosure.

11.
In the third bullet point on page 1 of the Information Statement, pursuant to Item 3(c) of Form N-14, it is not sufficient to simply list the investment strategies and risks; the investment strategies and risks must be a narrative disclosure of the differences.  Please revise this bullet point to provide a brief comparison of the investment strategies and risks of the Acquired Fund and Acquiring Fund.

RESPONSE: Item 3(c) of Form N-14 requires the Registrant to "briefly discuss the principal risk factors of investing in the registrant" and to "[b]riefly compare these risks with those associated with an investment in the company being acquired."  The referenced bullet point discloses the principal risk factors of each of the Acquired Fund and Acquiring Fund and discusses, as applicable, (i) the principal risk factors that each Fund has in common, (ii) the principal risk factors of the Acquired Fund to which the Acquiring Fund is not subject, and (iii) the additional principal risk factors to which only the Acquiring Fund is subject.  Such disclosure, coupled with the additional discussion included in the "Comparison of Principal Risk Factors" section and "Appendix B," satisfies the requirement of Item 3(c) to "briefly compare" the investment strategies and principal risk factors.  Accordingly, the Registrant has determined that no enhancements are needed to the current disclosure.

12.	In the third bullet point on page 1, please confirm that any difference between the risk profiles of the Acquired Fund and the Acquiring Fund is disclosed even when the type of risk may be the same.

RESPONSE: The Registrant confirms that this is accurate.

13.	In the second bullet point on page 2, please provide the actual administrative fee as of March 31, 2017.

RESPONSE: The Registrant has updated the disclosure.

14.
In the third bullet point on page 2, it states that a significant percentage of the Acquiring Fund's holdings will be liquidated and reinvested in the Acquiring Fund.  Please explain whether the liquidated holdings of the Acquired Fund will be directly invested in the Acquiring Fund or invested pursuant to the investment policies of the Acquiring Fund. Additionally, please state whether the remaining investments of the Acquired Fund will meet the investment strategies and allocations for the Acquiring Fund.

RESPONSE: The Registrant confirms that approximately 16% of the Acquired Fund's holdings will be liquidated in advance of the Reorganization to better align the Acquired Fund's portfolio with that of the Acquiring Fund.  The movement within the Acquired Fund's portfolio before the Reorganization is within the investment policies of the Acquired Fund.  Additionally, the Registrant confirms that the remaining investments of the Acquired Fund meet the investment strategies and allocations for the Acquiring Fund. The Registrant has updated the disclosure.

15.
On pages 2 and 12 of the Information Statement, relating to the phrases "more likely than not" and "The Reorganization is not expected to result in any material adverse federal income tax consequences to shareholders of the [Acquired] Fund," please explain why there could be doubt that the Reorganization could not be a tax-free reorganization.  Please include language that mirrors the tax opinion.

RESPONSE:  The statement on page 2 that "the Reorganization is not expected to result in any material adverse federal income tax consequences" is typical disclosure; it communicates that although the transaction is expected generally to be tax-free, there may be some ancillary tax consequences, resulting, for example, from the close of the Acquired Fund's taxable year, or the termination or transfer of certain portfolio positions under separate Internal Revenue Code provisions. Likewise, the use of the phrase "more likely than not" on page 12 in describing the Board's considerations, reflects the fact that the Board relied on an opinion of counsel that the position that the Reorganization is tax-free is more likely than not to be sustained by the Internal Revenue Service or a court.  Please refer to the response to Comment 32. The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

16.
On page 2 of the Information Statement, in the Annual Fund Operating Expenses table, please revise to include a line item for the 12b-1 fees to aid investors in their understanding of the changes approved by shareholders at the shareholder meeting held on June 22, 2017, rather than disclosure in a footnote.

RESPONSE: The Registrant respectfully declines to make the requested change for the following reasons:

•	The Reorganization is expected to close as of the close of business on September 22, 2017 (the Acquired Fund will not exist after the closing of the Reorganization);
•	The new 12b-1 fee will become effective as of September 25, 2017;
•	A new registration statement is scheduled to become effective on September 25, 2017 (the new 12b-1 fee is disclosed in the Annual Fund Operating Expenses table in the registration statement);
•
Shareholders of both the Acquired Fund and the Acquiring Fund approved the new 12b-1 plan (and fee) at a shareholder meeting held on June 22, 2017 (the September 25, 2017 effective date for the new 12b-1 plan (and fee) was disclosed in the proxy statement for said meeting); and

•	The Funds' Total Expense Ratio is not increasing. The proxy statement contains the following disclosure:

Fee Offset & Reduction
If the Amended Plans are approved by Shareholders of the Funds, the Board and JNAM have agreed to a reduction to the contractual investment management/administrative fee rate that JNAM receives from the Funds in an amount that offsets the increase in the 12b-1 fee rate for all Class A shares of the Funds other than the Funds of Funds. This will be accomplished by the execution of an amendment to the investment management agreement and/or the administration agreement between the Trust and JNAM. The amendment will reduce the contractual investment management/administrative fee rate for each Fund for which the proposal is approved by amounts ranging from 10 to 25 basis points per Fund, which takes into consideration the addition of new breakpoints for certain contractual investment management and/or administration fee rates and the permanent implementation of certain voluntary and/or contractual fee waivers, without any diminution in the nature or quality of services JNAM will provide under such agreements. Therefore, for each Fund other than the Funds of Funds for which this proposal is approved, the overall combined contractual investment management/administrative fee rate plus the maximum 12b-1 fee rate at current asset levels would either stay the same or decrease. For each Fund of Funds for which this proposal is approved, the total expense ratio, which includes the addition of a 12b-1 fee and an offsetting reduction in acquired fund fees and expenses, would either stay the same or decrease. Neither the contractual investment management fee rate nor the 12b-1 fee rate could be increased for any Fund or Fund of Funds without both Board and Shareholder approval.

Thus, in the Registrant's view, the new 12b-1 fee (and offsetting advisory fee reduction) is fully disclosed in the N-14 in a footnote, as appropriate.

The Registrant confirms that the total annual fund operating expense ratio and expense example provided in the Information Statement will not change as the result of the 12b-1 fee that will be effective on September 25, 2017, due to the offset referenced above.

17.
In footnote 1 to the Annual Fund Operating Expenses on page 2 of the Information Statement, please revise the language for consistency with the full document when referring to the fund names as the inconsistency can be confusing.

    RESPONSE: The Registrant has updated the disclosure.

18.
On page 2 of the Information Statement, please move footnote 2 to the Annual Fund Operating Expenses relating to acquiring fund fees and expenses not correlating to the total expense ratios to the Total Annual Fund Operating Expenses line item.

RESPONSE: The Registrant has updated the disclosure.

19.
In footnote 3 to the Annual Fund Operating Expenses on page 2 of the Information Statement, please confirm whether the increase in the distribution and/or service fees (12b-1 fees) on Class A shares, effective September 25, 2017, applies to both Funds, and, if so, please revise the footnote to clarify.

RESPONSE: The Registrant confirms that the increase in the distribution and/or service fees (12b-1 fees) on Class A shares, effective September 25, 2017, applies to the Acquired Fund, if the Reorganization is not approved by shareholders, and the Acquiring Fund.  The Registrant has updated the disclosure.

20.	On page 3, please revise the expense example consistent with current fees to reflect the 12b-1 fees to be effective September 25, 2017.

RESPONSE:  For the reasons set forth in the response to Comment 16 above, the Registrant respectfully declines to make the requested revision.

21.	On page 4 of the Information Statement, please provide a brief description of the "non-traditional" investment categories.

RESPONSE: The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

22.	On page 5 of the Information Statement, please remove the cross reference to Appendix B and add narrative risk disclosure comparing the risks of the Acquired Fund with those of the Acquiring Fund.

RESPONSE: The Registrant has added narrative risk disclosure but has retained the cross reference to Appendix B.

23.	Please capitalize the "c" in combined Fund throughout the disclosure, as applicable, as this term is previously defined in the Information Statement.

RESPONSE: The Registrant has updated the disclosure.

24.	On page 7 of the Information Statement, in the "Comparative Performance Information" section, please explain what is meant by "performance characteristics."

RESPONSE: The Registrant has updated the language from "performance characteristics" to "investment characteristics" as it believes this language provides more clarification.  Investment characteristics would include, but are not limited to, country allocations, sector allocations, the number of securities held, and similar security weights.

25.
On page 8 of the Information Statement, in the "Comparative Performance Information" section, please change this language to reference to only a singular broad-based securities index per Item 4(b)(2)(iii), see also Instruction 2b to Item 4.  Please disclose any additional information relating to other indices in the narrative that accompanies the bar chart and table.

RESPONSE: The Registrant has updated the disclosure.

26.	On page 10 of the Information Statement, in the "Terms of the Plan of Reorganization," please include reference to "Class A shares" when describing the shares to be exchanged.

RESPONSE: The Registrant has updated the disclosure.

27.
On page 10 of the Information Statement, please revise the last sentence of the "Description of the Securities to Be Issued" section to address that the Acquiring Fund will be subject to a plan of distribution, effective September 25, 2017.  Please include a discussion of the adoption of the plan and the fees, when plan was adopted, the impact of fees as they are paid out of fund assets, and any fee increases.

RESPONSE: The Registrant has updated the disclosure.

28.
On page 11 of the Information Statement, in the second bullet point in the "Board Considerations" section, please confirm that the following statement in the "Operating Expenses" bullet point is accurate, after considering 12b-1 fees, "the Reorganization will result in management fees and total annual expense ratios that are lower than those of the Acquired Fund currently."

RESPONSE: The Registrant confirms this disclosure is accurate.

29.
On page 11 of the Information Statement, in the sixth bullet point in the "Board Considerations" section, please include language that mirrors the tax opinion.  Additionally, there should be prominent risk disclosure in the appropriate places in the Information Statement that there is a significant risk that the Reorganization will not be viewed as non-taxable by IRS and the consequences to the Acquired Fund and their respective shareholders if that risk is realized.

RESPONSE: The Registrant has updated the disclosure to include language that mirrors the tax opinion.

30.
On page 11 of the Information Statement, in the first paragraph following the bullet points in the "Board Considerations" section, please include disclosure specific to the disadvantages to the Acquired Fund's shareholders that were considered by the Board in approving the Reorganization.

RESPONSE: The Registrant has updated the disclosure by removing the reference to disadvantages.

31.
On page 11 of the Information Statement, in the second paragraph following the bullet points in the "Board Considerations" section, please remove the statement that "there are no distribution fees for Acquired Fund and the Acquiring Fund" as this is not accurate.

RESPONSE: The Registrant has updated the disclosure.

32.
On page 12 of the Information Statement, in "Federal Income Tax Consequences of the Reorganization," please provide a reference to the section of the IRC citing the conclusion for the following sentence, "Contract Owners with premiums or contributions allocated to the investment divisions of the Separate Accounts as well as others that are invested in Acquired Fund shares generally will not recognize gain or loss for federal income tax purposes as a result of the Reorganization."

RESPONSE: Generally, a holder of a qualifying "variable contract" within the meaning of IRC Section 817(d) is not taxed on changes in the cash value of such a contract (including as a result of a transaction involving an underlying fund such as the Reorganization) unless amounts are actually distributed under the contract before the death of the insured.  A contract holder does not own fund shares; it has a contract with the insurance company that, pursuant to state regulation, is funded by separate accounts the insurance company establishes and for which the insurance company sets up reserves.  The underlying fund is owned by such an insurance company separate account, not by the contract holder.  Given the contractual nature of the contract holder's right and the absence of ownership in the fund, the contract holder is not taxed until his or her receipt of payment under such contract.  The legal basis for such treatment is twofold.  First, under the general timing principles of IRC Section 451(a), an amount generally is not includible in a taxpayer's gross income until it is actually or constructively received, and income is not constructively received if the taxpayer's control of its receipt is subject to substantial limitations or restrictions (such as the loss of insurance protection upon a variable contract's surrender).  Second, IRC Sections 72 and 101 govern the treatment of the holders of variable annuity and life insurance contracts, respectively.  The former does not tax value accruing in an annuity contract during the period of accrual (that is, prior to payment) and the latter generally excludes from income the proceeds of a life insurance contract in the hands of anyone other than a purchaser for value. The Registrant has considered the comment and determined that no enhancements are needed to the current disclosure.

33.
On page 12 of the Information Statement in the section entitled, "Additional Information About the Acquiring Fund," pursuant to Item 6(a)(1) of Form N-14, please provide the required information under Items 5 and 8 for the Acquired Fund.

RESPONSE:   The Registrant has updated the disclosure, as applicable.

34.
On page 12 of the Information Statement in the section entitled, "Additional Information About the Acquiring Fund," please include disclosure relating to any legal proceedings pursuant to Item 10(a)(3) of Form N-1A.

RESPONSE: The Registrant notes that no such disclosure is needed.

35.	On page 15 of the Information Statement, in the "Distribution Arrangements" section, please include the required disclosure per Item 12(b)(2) of Form N-1A.

RESPONSE: The Registrant has updated the disclosure.

36.
On page 15 of the Information Statement, in the "Distribution Arrangements" section, please include a discussion of the adoption of the plan and the fees, when plan was adopted, the impact of fees as they are paid out of fund assets, and any fee increases. Please also reference the effective date of the Amended Plan.

RESPONSE: The Registrant has updated the disclosure.

37.
On page 15 of the Information Statement, in the "Payments to Broker-Dealers and Financial Intermediaries" section, please consider replacing the reference "(such as a bank)" with "(such as an insurance company)."

RESPONSE: The Registrant has updated the disclosure.

38.	In Appendix B of the Information Statement, please indicate which Fund is the Acquired Fund and which Fund is the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

39.	Please remove all brackets and provide any missing information.

RESPONSE: The Registrant confirms that all missing information will be included in the definitive filing.

B.	General Accounting Comments

1.
The Information Statement includes references to the December 31, 2016 financials.  If the Information Statement will be effective after September 2, 2017, please update the Information Statement in accordance with the 245-day requirement of Regulation S-X Article 3–18(c) to include the June 30, 2017 semi-annual financials.

RESPONSE: The Registrant confirms that the effective date of the N-14 Registration Statement is prior to September 2, 2017.

2.	Please be consistent in the order used in the column headings throughout the Information Statement when referring to the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has updated the disclosure.

3.	Please include a discussion in the Information Statement of the capital loss carry forwards and the ability of the Acquiring Fund to used them and the limitations associated with them.

RESPONSE: The Registrant has updated the disclosure.

4.	Please include a statement in the Information Statement regarding the transaction costs, if any, associated with the proposed Reorganization.

RESPONSE: The Registrant confirms that there are no transaction costs associated with the proposed Reorganization to be paid by the Funds because both of the Funds are organized as Fund-of-Funds.

5.
On page 2 of the Information Statement, please confirm that the footnote to the Annual Fund Operating Expenses that discusses the distribution and/or service fees (12b-1 fees) is based on current fees.

RESPONSE: The Registrant confirms that the fees and expenses for each Fund, including the distribution and/or service fees (12b-1 fees), are based on those incurred for the fiscal year ended December 31, 2016. The current distribution and/or service fees (12b-1 fees) are the same as those incurred for the fiscal year ended December 31, 2016.

6.	On page 4 of the Information Statement, in the principal investment strategies, please confirm in correspondence that the purchase Class A shares of affiliated funds are not subject to a sales load.

RESPONSE: The Registrant confirms that the purchase Class A shares of affiliated funds are not subject to a sales load.

7.
On page 9 of the Information Statement, because the capitalization table relates only to the statement of assets and liabilities, please remove the sentence in footnote (a) stating that the proposed Reorganization would result in a decrease in management and administrative fees had the Reorganization occurred on January 1, 2016, as this is a statement of operations.

RESPONSE: The Registrant has updated the disclosure.

8.
On page 9 of the Information Statement, there is a statement that notes the decrease in management and administrative fees is as of January 1, 2016. Because the capitalization table is as of December 31, 2016 and the statement regarding the decrease in management fees is as of January 1, 2016 and would not have been realized anyway, please consider rephrasing the language as follows: "It is projected that the Combined Fund will incur $249,875 less in management and $14,544 less in administrative fees in the fiscal year after the Reorganization based on the proformas as of December 31, 2016."

RESPONSE: The Registrant has updated the disclosure.

9.
On pages 10-11 of the Information Statement, please add additional disclosure relating to the actual management fees as of December 31, 2016, and as to what amounts were considered by the Board, for example, if the majority of savings are due to acquired fund fees and expenses. Please confirm supplementally whether the expected savings have been measured at a date closer to the filing of the Information Statement, and, if so, were the results still in line with the original projection.

RESPONSE: The Registrant has revised the disclosure as requested. The Registrant also confirms that the expected savings were measured on July 27, 2017, and the results were still in line with the original projection.

10.
On pages 10-11 of the Information Statement, in the "Board Considerations" section, please confirm whether the Board considered any implication post-Reorganization of the capital loss carry forwards and any limitations to their usage.

RESPONSE: The Registrant confirms that the Acquired Fund and the Acquiring Fund are treated as partnerships for U.S. federal income tax purposes and, as such, had no net capital loss carryforwards as of December 31, 2016. Accordingly, the implications of potential post-Reorganization limitations on the use of capital loss carryforwards were not considered by the Board.

11.
On pages 10-11 of the Information Statement, in the "Board Considerations" section, please confirm whether the Board considered the transaction costs, if any, and the impact of such transaction costs to the Acquired Fund and Acquiring Fund.

RESPONSE: The Registrant confirms that the costs and expenses associated with the Reorganization, including preparing, filing, printing, and mailing of the information statement and related disclosure documents, and the related legal fees, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this transaction, as well as the costs associated with the preparation of the tax opinion and obtaining a consent of independent registered public accounting firm, which will all be borne by JNAM, were considered by the Board and such disclosure is included in the "Board Considerations" section of the Information Statement. The Registrant further confirms that there are no Transaction Costs (as defined above in the response to Comment B.4) associated with this Reorganization because both of the Funds are organized as Fund-of-Funds, and, as a result, were not considered by the Board.

12.
Please update the order of that the Acquiring Fund and Acquired Fund are listed in the heading to the financial highlights on page 19 of the Information Statement to be consistent with the order of the financial highlights themselves.  Additionally, please include references after the fund names in the financial highlights to indicate which is the Acquiring Fund and which is the Acquired Fund.

RESPONSE: The Registrant has updated the disclosure.

13.
When using narrative proforma financials, the adjustments must be easily understood.  In the pro forma narrative, please explain where the significant portfolio repositioning that is expected to occur in connection with the Reorganization (i.e., by industry or country) or provide the proforma financial statements.

RESPONSE: The Registrant respectfully declines this request.  As of the date hereof, it would potentially be misleading for the Registrant to estimate the extent to which the holdings of each fund may be repositioned or to include an estimate of the holdings of each fund that are expected to be resold.

14.
On page C-2 of the Information Statement, please review, and update as appropriate, all adjustments in the paragraph relating to the combined net assets relating to the decrease of management fees and administrative fees. Please note that the combined net assets should only be based on the balance sheet.

RESPONSE: The Registrant has updated the disclosure.

15.	On page C-2 of the Information Statement, in the sixth paragraph, please review the numbers provided for the net assets of the Combined Fund as the number do not add up correctly.

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

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